SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  May 2016

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES LOW FARES IN LUXEMBOURG

2 NEW ROUTES TO LONDON & PORTO, 200,000 CUSTOMERS P.A.

Ryanair, Europe's favourite airline, today (19 May) announced its first Luxembourg flights, with 2 new routes to London Stansted (daily) and Porto (5 x weekly) starting from September, which will deliver 200,000 customers p.a. at Luxembourg Airport, in Ryanair's 33rd market.

From September, Ryanair's Luxembourg schedule will deliver:

• 2 new routes: London Stansted (daily) & Porto (5 x weekly)
• 12 weekly flights
• 200,000 customers p.a.

Ryanair celebrated its new Luxembourg flights by releasing seats for sale at prices starting from just €19.99 for travel in September, which are available for booking until midnight Monday (23 May).

In Luxembourg, Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Ryanair is pleased to announce that low fares have arrived in Luxembourg, our 33rd country of operation, with 2 new routes to London Stansted and Porto, beginning in September, which will help deliver 200,000 annual customers at Luxembourg Airport. Our London and Porto routes will be ideal for both business and leisure customers, who can enjoy the benefits of Ryanair's "Always Getting Better" programme, which includes more new routes, new digital features, new cabin interiors and even more low fares.

To celebrate our new Luxembourg routes, we are releasing seats to London Stansted and Porto from just €19.99 for travel in September, which are available for booking until midnight Monday (23 May). Since these amazing low prices will be snapped up quickly, customers should log onto www.ryanair.com and avoid missing out."

Luxembourg Airport President & CEO, Johann Venneste said:

"There has been a lot of speculation about the arrival of Ryanair at Luxembourg Airport; now we can finally confirm the airline has decided to serve Luxembourg. 2016 is becoming a very successful year for our airport and Ryanair is the 5th new airline to decide to fly from Luxembourg this year. Passengers now have a very wide choice of 70 destinations served directly by a selection of full service airlines and low fare airlines."

2 NEW LUXEMBOURG ROUTES

Route	Frequency	Start Date	Fare from
London Stansted	1 x daily	1 Sep	€19.99
Porto	5 x weekly	1 Sep	€24.99

For further information
please contact:             Robin Kiely                              Yann Delomez
                                       Ryanair Ltd                              Ryanair Ltd
                                      Tel: +353-1-9451212              Tel: +353-1-9451797
                                      press@ryanair.com                 delomezy@ryanair.com

About Ryanair:
Ryanair is Europe's favourite airline, carrying over 113m p.a., connecting 200 destinations in 33 countries on a fleet of 350 Boeing 737 aircraft based at 84 different European airports.  With  a further 350 Boeing 737s on order, Ryanair plans to lower fares and grow traffic to over 180m p.a. by FY24. Ryanair has a team of over 10,000 highly skilled aviation professionals delivering Europe's No.1 on-time performance, and an industry leading 31-year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 May, 2016

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary